United States securities and exchange commission logo





                               June 5, 2023

       Victoria M. Mink
       Executive Vice President, Chief Financial Officer and Treasurer Madison Square Garden Sports Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Sports Corp.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed August 18,
2022
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2023
                                                            Filed May 4, 2023
                                                            Response Dated
April 11, 2023
                                                            File No. 001-36900

       Dear Victoria M. Mink:

              We have reviewed your April 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2023 letter.

       Form 10-K for Fiscal Year Ended June 30, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations Results of Operations
       Adjusted Operating Income (Loss), page 35

   1. Your response to comment 1 explains that the non-GAAP adjustment for the non-
                                                        cash portion of arena
license fees consists of the difference between the straight-line lease expense recognized
under ASC 842 and cash paid throughout the year. As excluding the non-cash portion of
your operating lease cost from adjusted operating income appears to change the
recognition and measurement principles required to be applied in
 Victoria M. Mink
FirstName  LastNameVictoria
                Garden SportsM.Corp.
                                Mink
Madison Square
Comapany
June 5, 2023NameMadison Square Garden Sports Corp.
June 5,
Page 2 2023 Page 2
FirstName LastName
         accordance with GAAP, please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations or remove this adjustment.
Financial Statements
Note 1. Description of Business and Basis of Presentation
Description of Business, page F-15

2. We read your response to comment 5. Please describe the key operating decisions within your business and who makes these decisions. Additionally, describe how performance is assessed and how resources are allocated within your business. Provide examples supporting your descriptions, and specifically describe the nature of decisions made by the
         CODM as they relate to the components.
3. Please expand on the discussion of your organizational structure in your response to comment 5 and describe the roles and responsibilities of direct reports to the CODM in
         more detail. Also, tell us the level of the CODM   s involvement in
team operations, such
         as whether the CODM approves player contracts (e.g., contracts over a certain dollar amount or other attribute).
4. Please expand on the discussion of the budgeting process in your response to comment 5 and address the following:
             Describe in detail how budgets are prepared;
             Who approves the budget at each step of the process, including who prepares and
             approves each of the business operations and teams    operations
budgets before being
             presented to the CODM;
             What is included in the detailed component-level income statements used by the
             CODM as part of the budgeting process, such as the level of detail, and how they are used by the CODM; and
             Whether component-level or other disaggregated income statements are provided to the board of directors as part of the budgeting process.
5. Please describe in detail the component-level financial information provided to the
         CODM and board of directors and the frequency with which it is provided (even if not regularly). Also, as the CODM uses detailed component-level income statements as part of the budgeting process, tell us whether performance against budget is assessed at the component-level during the year, and if so, the frequency of that review. If the CODM does not review performance against budget at the level during the year, tell us why not.
6.       Your response to comment 5 states in part that    the Weekly Report
may contain certain
         revenue and AOI for individual events and year to date    and lists
certain direct expenses
         included in AOI. Please tell us and quantify what    certain revenue
 represents and what
         revenues are excluded. Also, tell us and quantify what revenue and cost information
         comprises AOI, whether the    year to date    information is provided
for each component or
         on a different basis, and whether AOI, as presented in the Weekly Report, is consistent
 Victoria M. Mink
Madison Square Garden Sports Corp.
June 5, 2023
Page 3
         with the consolidated adjusted operating income non-GAAP measure disclosed in your
         Form 10-K. Additionally, describe in further detail and quantify the significant expenses referenced in your response as being excluded from the Weekly Report, including team personnel expenses, travel, and others. Clarify whether these significant expenses are reviewed at a component or other lower-level basis throughout the year, and if not, tell us why not.
7. Please tell us what component-level information is provided in your Monthly Business
         Review package, if any.
Form 10-Q for Fiscal Quarter Ended March 31, 2023

Financial Statements
Note 12. Benefit Plans
Executive Deferred Compensation Plan, page 22

8. We read your response to comment 7. Please disclose your different accounting policies for securities held inside and outside of the trust. In doing so, disclose that you account for equity securities held in the trust as trading account securities and purchases and sales of these trading account securities are shown in operating activities in your statement of cash flows, while equity securities held outside of the trust are not trading account securities and their purchases and sales are shown in investing activities, if true.
         Refer to ASC 230-10-45-12(b) and 45-13(b), ASC 230-10-45-18 and 45-19
and ASC 255-
         10-55-2.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameVictoria M. Mink                             Sincerely,
Comapany NameMadison Square Garden Sports Corp.
                                                               Division of
Corporation Finance
June 5, 2023 Page 3                                            Office of Trade
& Services
FirstName LastName